UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2025

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
COMMISSION FILE NO.
002-86947

A.	Full title of the plan and address of the plan, if different from that of issuer named below:
United Bankshares, Inc. Savings and Stock Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
United Bankshares, Inc.
300 United Center
500 Virginia Street, East
Charleston, West Virginia 25301

Form 11-K

United Bankshares, Inc.

Savings and Stock Investment Plan

Year Ended December 31, 2025

Required Information

The United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of United Bankshares, Inc. Savings and Stock Investment Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of United Bankshares, Inc. Savings and Stock Investment Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2025, in accordance with the modified cash basis of accounting described in Note 1.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 1989.
Charleston, West Virginia
June 15, 2026

United Bankshares, Inc.
Savings and Stock Investment Plan
Statements of Net Assets Available for Benefits—Modified Cash Basis

	December 31
	2025	2024
Assets
Investments, at fair value	$281,709,258	$248,284,568
Notes receivable from participants	391,889	470,616

Net assets available for benefits	$282,101,147	$248,755,184

See accompanying notes.

United Bankshares, Inc.
Savings and Stock Investment Plan
Statement of Changes in Net Assets Available for Benefits—Modified Cash Basis
Year Ended December 31, 2025

Additions
Investment income:
Interest and dividends	$6,690,294
Net appreciation in fair value of investments	25,235,805

Total investment gain	31,926,099

Contributions:
Employee contributions	13,107,383
Employer contributions	7,810,927
Rollover contributions	5,204,285

Total contributions	26,122,595

Total additions	58,048,694
Deductions
Withdrawals and benefits paid directly to participants	24,436,084
Administrative expenses paid by participants	266,647

Total deductions	24,702,731

Net increase	33,345,963
Net assets available for benefits:
Beginning of year	248,755,184

End of year	$282,101,147

See accompanying notes.

United Bankshares, Inc.
Savings and Stock Investment Plan
Notes to Financial Statements—Modified Cash Basis
December 31, 2025
1. Significant Accounting Policies
Accounting Method
The accounting records of the United Bankshares, Inc. (United) Savings and Stock Investment Plan (the Plan) are maintained on a modified cash basis of accounting, a basis of accounting permitted by the Department of Labor. Such accounting method includes recording investments at fair value. Interest income on investments is recorded as it is earned while all other additions and deductions are recognized as received or paid rather than as earned or incurred. Accordingly, the accompanying financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles.
The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price) (see Note 4 for disclosures related to fair value measurements).
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend
date. Net appreciation and depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
The notes receivable from participants are measured at their principal balance, plus any accrued but unpaid interest. Defaulted loans, if any, are reclassified as distributions.

Developments During the Year of 2025
Acquisitions
On January 10, 2025 (Acquisition Date), United acquired 100% of the outstanding common stock of Piedmont Bancorp, Inc. (Piedmont). Piedmont was the holding company for The Piedmont Bank, a Georgia state-chartered bank, with sixteen locations in the State of Georgia. Piedmont was merged with and into United, pursuant to the terms of the Agreement and Plan of Merger, dated May 10, 2024, by and between United and Piedmont. As of the Acquisition Date, Piedmont was the plan sponsor for the Piedmont 401(k) Retirement Plan (Piedmont’s 401(k) plan).
At the Acquisition Date, Piedmont’s 401(k) plan was terminated the day prior to merger date in accordance with applicable law and regulations. Each eligible employee of Piedmont and its subsidiaries that was a participant in Piedmont’s 401(k) plan, and that became an eligible employee of United or its subsidiaries following the Acquisition Date, became eligible to participate in United’s 401(k) plan as soon as administratively practical, in accordance with the terms and conditions of United’s 401(k) plan. Account balances under Piedmont’s terminated 401(k) plan were eligible for distribution or rollover upon filing of the final Form 5500, and in accordance with applicable law and regulations. Any other former employee of Piedmont or its subsidiaries that is employed by United or its subsidiaries after the Acquisition Date was eligible to be a participant in United’s 401(k) plan upon complying with eligibility requirements.
2. Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a complete description of the Plan’s provisions.
General
The Plan is a contributory defined contribution plan, which is available to all employees of United or any of its subsidiaries who have completed 90 days of service for employee deferral and one year and 1,000 hours of service for employer match. The UBSI Retirement Committee (the Committee) is responsible for the general oversight of the Plan. Captrust Financial Advisors is the Investment Manager of the Plan.
Empower Retirement, LLC a wholly owned indirect subsidiary of Empower, is the record-keeper and administrator of the Plan. Empower Trust Company, LLC, a wholly owned indirect subsidiary of Empower, is the Trustee of the Plan. The Plan was established December 29, 1989 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Periodically, the Plan has been amended and restated. In 2025, an amendment was made to catch-up
contributions to allow all employees who are 50 years old before the end of the calendar year to defer an additional amount of pre-tax
and Roth salary deferrals on top of the regular limit. Catch-up contributions are made through a single election using a spillover design, where an eligible participant makes one election with respect to elective deferrals for a plan year. Also, catch-up
contributions by an eligible participant whose wages for the preceding calendar year exceed a certain amount in the prior year must be made as designated Roth contributions. In 2024, an amendment was made to increase the mandatory
cash-out
limit from $5,000 to $7,000 which is in accordance with federal law. This change went into effect January 1, 2025. In addition, beginning January 1, 2025, provisions were incorporated to allow participants to convert amounts in their accounts to Roth contributions and to increase the annual catch-up
contribution amount for participants aged 60 to 63, in accordance with federal law. Finally, effective for January 1, 2025, the employer matching contributions became Safe-harbor Matching Contributions.
Contributions
Active participants may elect to contribute up to 100 percent of their eligible compensation, on a pre-tax
or
after-tax
basis subject to the Internal Revenue Code’s limitations.
United matches 100 percent of the first 5 percent of a participant’s pay, based on the participant’s deferral election. These matching contributions are made by United on a bi-weekly
basis and consist of cash, which is used by the Plan to purchase shares of United’s common stock. Participants are free to transfer their matched contributions to other investment options at any time.
Participants who have benefits in another qualified retirement plan, an IRA or other Roth elective deferral accounts, may transfer them into United’s Plan, if the other plan allows rollovers and the Plan Administrator for this Plan agrees to the transfer. Acceptable participant loans from other qualified plans can also be rolled over into the Plan. Rollovers are required to be made in accordance with IRS guidance, including any limitation on the number of permitted rollovers in a year.
Participants may choose to have their deferral contributions directed to any of 26 investment options, including United Bankshares, Inc. Common Stock, asset allocation funds, small, mid and large cap funds, international funds, fixed/stable value, and bonds. Investment elections must be made in multiples of 1 percent or designated by specific dollar amounts. Participants may make changes in their contribution percentage at any time according to the Plan specifications. Allocations among fund options offered by the Plan may be changed on a daily basis.
Participant Accounts
Plan earnings are allocated to each participant’s account based upon the respective account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participating employees are immediately fully vested as to employee and employer contributions to the Plan.
Payment of Benefits
Participants are permitted to take distributions and withdrawals from their accounts in the Plan under the circumstances set forth in the Plan document. On termination of service, a participant may receive a lump-sum
or installment amount or keep funds invested in the Plan until reaching the age of 72. Benefits payments under the Plan must commence by April 1st of the calendar year following the date a participant attains age 72 or April 1st of the calendar year following the year in which a participant separates from service with the Employer, whichever is later, except that distributions for a five-percent owner of the Company must commence by April 1st of the calendar year following the calendar year in which the participant attains age 72.
A distribution of a Roth deferral account in the Plan is considered a “qualified distribution” if such distribution is made on or after the date on which a participant attains age 59
1
⁄
2
, or is made to the beneficiary on or after death, or is distributed to the participant due to becoming disabled. Such distribution must be paid from a Roth deferral account after a five-taxable-year period of participation. When counting the five taxable years, year number one is calculated as starting on the first day of the first taxable year in which a participant makes a Roth deferral to the Plan.
Administrative Expenses
The Plan charges Plan administrative fees which include expenses such as transaction processing, recordkeeping, website management, call center staffing, and trust/custody services.
Captrust Financial Advisors assesses a general advisory services fee that is allocated among participants’ accounts. This fee is subject to an annual increase of 4% each April 1, commencing April 1, 2025. The fee was initially $77,500 and increased to $83,824 effective April 1, 2025. Amounts received by Captrust Financial Advisors from the investment companies selected by United for the Plan’s accounts are applied as a dollar-for-dollar
offset, reducing the fees otherwise payable to Captrust Financial Advisors.
In addition, an annual trust fee of $5,000 is charged quarterly by Empower Retirement, LLC from participants’ accounts, assessed on a pro rata basis, based on market value, including United Bankshares, Inc. stock. Each participant is also charged an annual Plan recordkeeping fee of $57, which is assessed monthly. The Plan further charges a $50 loan origination fee with an annual $25 annual loan maintenance fee for any new loans that are issued.
These fees are included in administrative expenses paid by the participants in the accompanying statement of changes in net assets available for benefits.
Plan Termination
Although it has not expressed any intent to do so, United has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions to the Plan, the assets of the Plan will remain in trust and will be distributed in accordance with the Plan Agreement.
3. Investments
Each investment is subject to market risk. The degree of market risk varies by investment type based upon the nature of the applicable underlying net assets. The Plan’s maximum exposure to accounting loss from such investments is represented by the amounts appearing in the statements of net assets available for benefits.

4. Fair Value Measurements
The Plan determines the fair values of its financial instruments based on the fair value hierarchy established in ASC Topic 820, which also clarifies that fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.
ASC Topic 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions.
The three levels of the fair value hierarchy based on these two types of inputs, are as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•
Level 2 – Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

•	Level 3 – Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.
The level in the fair value hierarchy within which the fair value measurement is classified is based on the lowest level of input that is significant in the fair value measurement.
The following describes the valuation techniques used by plan management to measure financial assets recorded at fair value on a recurring basis in the financial statements.
Investments held by the Plan are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). All of the Plan’s mutual funds and common stock are classified as Level 1.

The following tables present the balances of financial assets measured at fair value on a recurring basis as of December 31, 2025 and December 31, 2024:

	Fair Value Measurements at December 31, 2025 Using:
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Balance	(Level 1)	(Level 2)	(Level 3)
Company stock	$68,118,408	$68,118,408	$—	$—
Mutual funds	92,382,935	92,382,935	—	—
Investments measured at net asset value (a)(b)	121,207,915	—	—	—

Total assets at fair value	$281,709,258	$160,501,343	$—	$—

	Fair Value Measurements at December 31, 2024 Using:
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Balance	(Level 1)	(Level 2)	(Level 3)
Company stock	$64,009,949	$64,009,949	$—	$—
Mutual funds	73,069,463	73,069,463	—	—
Investments measured at net asset value (a)(b)	111,205,156	—	—	—

Total assets at fair value	$248,284,568	$137,079,412	$—	$—

(a)
In accordance with ASC Topic
820-10,
certain investments that were measured using the net asset value practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

(b)
This category includes common/collective trust funds that are designed to deliver safety and stability by preserving principal and accumulating earnings. These funds are primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year
redemption notice to liquidate its entire share in the funds.

5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500:

	December 31
	2025	2024
Net assets available for benefits per the financial statements	$282,101,147	$248,755,184
Participant loans in default	(46,105)	(40,884)

Net assets available for benefits per the Form 5500	$282,055,042	$248,714,300

The following is a reconciliation of the decrease in net assets available for benefits per the financial statements and the Form 5500 for the year ended December 31, 2025:

2025
Increase in net assets available for benefits per the financial statements	$33,345,963
Net change in deemed distributions for defaulted loans	(5,221)

Net gain per the Form 5500	$33,340,742

6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated May 20, 2015, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
Plan management is required to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when a position is more likely than not, based on technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. Transactions With
Parties-in-Interest
The Plan invests in the common stock of the Company. These transactions qualify as party-in-interest
transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2025, the Plan received $2,598,523 in common stock dividends from the Company. The Plan also holds 1,773,917 shares of United common stock, which had a fair value of $38.40 per share at December 31, 2025.
United pays certain administrative expenses on behalf of the Plan and provides certain services at no cost to the Plan.
As mentioned in Note 2, United matches 100 percent of the first 5 percent of a participant’s pay, based on the participant’s deferral election. Participants are free to keep their matched contributions in UBSI stock or transfer them to other investment options at any time.
9. Commitments and Contingencies
The Plan did not have any commitments and contingencies that would require financial statement disclosure for the Plan.

Supplemental Schedules—Modified Cash Basis

United Bankshares, Inc.
Savings and Stock Investment Plan
EIN
#55-0641179
Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at
End of Year)—Modified Cash
Basis
December 31, 2025

		(c)
		Description of Investment,
	(b) Identity of Issue, Borrower, Lessor or Similar Party	Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value
	Fiam Core Plus Commingled Pool Class I	245,360	units	$	$6,067,763
	Galliard Stable Return Fund E	301,067	units		19,077,264
	Great Gray Trust Europacific Growth CT	465,204	units		7,300,213
	MassMutual Small Cap Gr Eq CIT Fee CI CT	81,354	units		854,487
	MFS Large Cap Value CIT CL CT	610,705	units		8,503,333
	MFS Mid Cap Growth Fund CT	71,214	units		1,245,071
	MFS Mid Cap Value Fund CT	31,499	units		724,462
	NT Collective ACWI EX US IMI DC NL CT	25,623	units		3,256,912
	NT Collective Extended Equity DC NL CT	154,358	units		20,921,633
	NT Collective S&P 500 DC NL Tier CT	366,302	units		49,875,640
	NT Collective AGG Bond NL Tier CT	32,674	units		3,381,137
	American Beacon Small Cap Value R6	56,104	shares		1,311,158
	JP Morgan Large Cap Growth R6	149,018	shares		12,881,124
	Vanguard Target Retirement 2020 Inv	97,491	shares		2,676,125
	Vanguard Target Retirement 2025 Inv	423,109	shares		8,441,016
	Vanguard Target Retirement 2030 Inv	372,640	shares		15,773,839
	Vanguard Target Retirement 2035 Inv	493,896	shares		13,522,881
	Vanguard Target Retirement 2040 Inv	230,984	shares		11,537,655
	Vanguard Target Retirement 2045 Inv	219,265	shares		7,617,271
	Vanguard Target Retirement 2050 Inv	164,137	shares		9,730,053
	Vanguard Target Retirement 2055 Inv	52,573	shares		3,478,241
	Vanguard Target Retirement 2060 Inv	40,695	shares		2,481,564
	Vanguard Target Retirement 2065 Inv	28,722	shares		1,149,751
	Vanguard Target Retirement 2070 Inv	4,095	shares		130,316
	Vanguard Target Retirement Income Inv	119,102	shares		1,651,941
*	United Bankshares, Inc. Common Stock	1,773,917	shares		68,118,408
*	Loans to participants (interest rates ranging from 3.25% to 9.50%)				391,889

					$282,101,147

*	Represents a party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Bankshares, Inc.
Savings and Stock Investment Plan

/s/ Jenny Sampson
Mrs. Jenny Sampson
Plan Administrator

June 15, 2026